# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: DHT Holdings, Inc., CIK 0001331284
CUSIP: Y2065G121
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON, Bermuda (D0), HM 11
Date of event which requires filing of this statement: 01/22/2025
Filed by CIK 0001483934
Persons authorized to receive notices and communications: Mr. Emanuele Lauro, CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON, Bermuda (D0), HM 11, 212-574-1200

## Reporting persons
- Scorpio Tankers Inc. (CIK 0001483934): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 11,910,730; sole dispositive power 0; shared dispositive power 11,910,730; aggregate amount beneficially owned 11,910,730 (7.45% of the class)
- Scorpio Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,910,730; sole dispositive power 0; shared dispositive power 11,910,730; aggregate amount beneficially owned 11,910,730 (7.45% of the class)
- Annalisa Lolli-Ghetti (CIK 0001512327): type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,910,730; sole dispositive power 0; shared dispositive power 11,910,730; aggregate amount beneficially owned 11,910,730 (7.45% of the class)
- Scorpio Services Holding Ltd. (CIK 0001646142): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,910,730; sole dispositive power 0; shared dispositive power 11,910,730; aggregate amount beneficially owned 11,910,730 (7.45% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: DHT Holdings, Inc.
Address of issuer's principal executive offices: CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON, Bermuda (D0), HM 11

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed on behalf of the following persons with respect to the common stock, par value $0.01 per share (the "Shares") of DHT Holdings, Inc. (the "Issuer"): Scorpio Tankers Inc. ("Scorpio"), Scorpio Holdings Limited ("Scorpio Holdings"), Scorpio Services Holding Limited, a wholly-owned subsidiary of Scorpio Holdings ("SSH"), and Annalisa Lolli-Ghetti, the majority shareholder of Scorpio Holdings ("Ms. Lolli-Ghetti", and together with Scorpio, Scorpio Holdings and SSH, the "Reporting Persons").

The identity, present principal occupation/employment, business address and citizenship of the executive officers, directors, and controlling persons of the Reporting Persons (the "Principals") is set forth in Exhibit A hereto.
Residence or business address: The principal business address and principal office address of the Reporting Persons is 99, Boulevard du Jardin Exotique, MC 98000, Monaco.
Present principal occupation or employment:
The principal business of Scorpio is providing marine transportation of petroleum products worldwide.

The principal business of Scorpio Holdings is acting as a holding company for SSH and certain other companies.

The principal business of SSH is the provision of administrative services relating to the ownership and operation of vessels, including to Scorpio and unaffiliated third-parties.
Criminal convictions in the last five years: The Reporting Persons, and, to the best of their knowledge, the Principals have not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons, and, to the best of their knowledge, the Principals have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Scorpio, Scorpio Holdings and SSH are each incorporated under the law of the Republic of the Marshall Islands. Ms. Lolli-Ghetti is a citizen of Italy.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: During the period of July 5, 2024 through January 29, 2025, Scorpio acquired the Shares reported in this Schedule 13D in open market transactions using its working capital for an aggregate consideration of approximately $131.5 million (exclusive of fees and expenses).

## Item 4. Purpose of Transaction
Purpose of transaction:
Scorpio acquired the securities reported herein for investment purposes in the ordinary course of business because of its belief that the Issuer presents an attractive investment based on the Issuer's business prospects and strategy. Representatives of Scorpio may communicate with the board of directors of the Issuer (the "Board"), members of management and/or other shareholders or other relevant parties from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing shareholder value.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Other than as set forth above, the Reporting Persons do not have any plans or proposals as of the date of this filing which relate to or would result in any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: According to information provided by the Issuer in Current Report on Form 6-K filed by the Issuer on November 12, 2024 and the Issuer's press release issued on January 6, 2025, the Issuer had 159,983,104 Shares outstanding as of January 6, 2025. Based on the foregoing, as of the date of this filing the Reporting Persons may be deemed the beneficial owners of 11,910,730 Shares, representing approximately 7.45% of the Issuer's outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this filing the Reporting Persons may be deemed to have the shared power to vote and dispose of 11,910,730 Shares.
Transactions in the class effected during the past sixty days: To the best of the Reporting Persons' knowledge, the transactions in the Shares effected by the Reporting Persons during the past 60 days and not previously reported are set forth on Exhibit B to this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A: Directors and Officers Exhibit B: Information with Respect to Transactions Effected in the Last 60 Days Exhibit C: Joint Filing Agreement

## Signatures
- Scorpio Tankers Inc.: /s/ Filippo Lauro, Filippo Lauro, Vice President (01/29/2025)
- Scorpio Holdings Limited: /s/ Filippo Lauro, Filippo Lauro, Director and Vice President* (01/29/2025)
- Annalisa Lolli-Ghetti: /s/ Annalisa Lolli-Ghetti, Annalisa Lolli-Ghetti* (01/29/2025)
- Scorpio Services Holding Ltd.: /s/ Filippo Lauro, Filippo Lauro, Director and Vice President* (01/29/2025)
Comment: * The Reporting Persons specifically disclaims beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein